SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F
                                     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure: -Interim report July 1 - September 30, 2004 of Alfa Laval Special
            Finance AB.

                                                               [GRAPHIC OMITTED]

Alfa Laval Special Finance AB
Interim report July 1 - September 30, 2004


"During the third quarter 2004 the order intake increased by 15 percent, excluding exchange rate variations, compared to the same period 2003, which means that it was the fourth consecutive quarter for Alfa Laval with a strong increase.

The EBITA-margin in the third quarter was 11.1 percent. The margin has been negatively affected mainly by exchange rate variations and a high portion of capital sales. The EBITA-margin has been improved excluding exchange rate variations compared with last year. During the third quarter we have in addition seen the beginning of an improvement of the price level.

During the third quarter it was encouraging to note the positive development of order intake in both Germany and Italy."

                    Lars Renstrom, President and CEO, Alfa Laval Special Finance

Summary of the third quarter 2004:
     - Order intake increased to SEK 3,866 (3,463) million, meaning an increase by 14.8 percent excluding exchange rate variations.
     - Net sales increased to SEK 3,838 (3,426) million, meaning an increase by 15.3 percent excluding exchange rate variations.
     - Adjusted EBITA was SEK 427 (431) million, including adverse foreign exchange effects of SEK 81 million.
     -    Adjusted EBITA-margin was 11.1 percent (12.6).
     -    Result after financial items increased to SEK 297 (190) million.
     -    Cash flow from operating activities was SEK 297 (375) million.
Summary of the first nine months 2004:
     - Order intake increased to SEK 11,969 (10,395) million, meaning an increase by 19.2 percent excluding exchange rate variations.
     - Net sales increased to SEK 10,820 (9,823) million, meaning an increase by 14.3 percent excluding exchange rate variations.
     - Adjusted EBITA increased to SEK 1,232 (1,166) million, including adverse foreign exchange effects of SEK 224 million.
     -    Adjusted EBITA-margin was 11.4 percent (11.9).
     -    Result after financial items increased to SEK 767 (540) million.
     -    Result after tax increased to SEK 444 (366) million.
     -    Earnings per share increased to SEK 54.25 (44.67).
     -    Cash flow from operating activities was SEK 983 (858) million.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 2 (15)

Outlook for the fourth quarter 2004

During the fourth quarter 2004 we expect an order intake on the same high level as during the same period 2003.

In comparison with 2003, the EBITA-margin will continue to be strongly affected by exchange rate variations and the large portion of capital sales, meaning that we expect EBITA to be on the same level as the fourth quarter 2003 in absolute terms.

Earlier published outlook (August 16, 2004):
The continued recovery in the market that Alfa Laval predicted in the Year End Report in February 2004 has been fulfilled during the first six months. Based on the outcome for the first half of 2004 we believe in a very strong increase in orders received during the full year 2004.

We assess that the EBITA-margin, excluding currency effects, will be improved.

Alfa Laval's former CEO and President Sigge Haraldsson retired on September 30 and the new CEO and President Lars Renstrom took up his duties as of October 1.

The interim report has been issued on October 21, 2004 by the Board of Directors. The interim report has not been subject to review by the company's auditors.


-------------------------------------------------------------------------------------------------------------
SEK millions, unless               July 1 -   July 1 -    Jan 1 -   Jan 1 -
otherwise stated                   Sept 30    Sept 30     Sept 30   Sept 30
                                    2004       2003        2004       2003       2003       2002       2001
-------------------------------------------------------------------------------------------------------------
Order intake                          3,866      3,463     11,969    10,395     14,145     14,675     15,894
-------------------------------------------------------------------------------------------------------------
Net sales                             3,838      3,426     10,820     9,823     13,909     14,595     15,830
-------------------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                      486        501      1,422     1,384      1,925      2,091      2,141
-------------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                       427        431      1,232     1,166      1,632      1,760      1,740
-------------------------------------------------------------------------------------------------------------
Adjusted EBITA - margin 2)            11.1%      12.6%      11.4%     11.9%      11.7%      12.1%      11.0%
-------------------------------------------------------------------------------------------------------------
Result after financial items            297        190        767       540        817        460        373
-------------------------------------------------------------------------------------------------------------
Return on capital employed 3)                               24.5%     21.9%      22.2%      20.3%      18.5%
-------------------------------------------------------------------------------------------------------------
Return on equity capital 3)                                 15.5%     15.1%      14.6%       4.7%      10.1%
-------------------------------------------------------------------------------------------------------------
Solidity                                                    33.5%     29.9%      30.0%      28.6%      20.6%
-------------------------------------------------------------------------------------------------------------
Debt ratio, times                                            0.42      0.60       0.55       0.79       1.57
-------------------------------------------------------------------------------------------------------------
Cash flow from operations               297        375        983       858      1,489      2,047      1,976
-------------------------------------------------------------------------------------------------------------
Investments                             101         33        217       123        259        277        275
-------------------------------------------------------------------------------------------------------------
No. of employees (units) 4)                                 9,460     9,072      9,358      9,125      9,259
-------------------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3) Calculated on a 12 months' revolving basis. The new issue of shares in June 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.
4)     Number of employees at the end of the period.

---------------------------------------------------------------------------------------------------------------
Alfa Laval Special Finance AB      Visiting address:                For more information, please contact:
PO Box 73                          Rudeboksvagen 1                  Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                     Phone: + 46 46 36 65 00          Phone: +46 46 36 74 82,
Sweden                             Website: www.alfalaval.com       Mobile: +46 709 78 74 82,
Corporate registration number:                                      E-mail: mikael.sjoblom@alfalaval.com
556587-8062

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 3 (15)


Management's discussion and analysis



Orders received

Orders received amounted to SEK 3,866.1 (3,462.9) million for the third quarter. Excluding exchange rate variations, the order intake for the Group was 14.8 percent higher than the third quarter last year.

Orders received amounted to SEK 11,969.4 (10,394.7) million for the first nine months. Excluding exchange rate variations, the order intake for the Group was
19.2 percent higher than the same period last year.

Orders received from the after market "Parts & Service" has continued to develop positively and increased by 7.9 percent compared to the corresponding period last year excluding exchange rate variations. Its relative share of the Group's total orders received decreased to 24.2 (26.8) percent due to the large increase in capital sales.

Order backlog

The order backlog at September 30, 2004 was 5,214.6 (4,407.7) million. Excluding exchange rate variations, the order backlog was 22.7 percent higher than the order backlog at September 30, 2003 and 33.3 percent higher than the order backlog at the end of 2003.

Net sales

Net sales amounted to SEK 3,837.5 (3,426.3) million for the third quarter. Excluding exchange rate variations, the invoicing was 15.3 percent higher than the third quarter last year.

Net sales of the Alfa Laval Special Finance Group amounted to SEK 10,819.7 (9,823.0) million for the first nine months. Excluding exchange rate variations, the invoicing was 14.3 percent higher than the period January to September last year.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 4 (15)


Comments on the Income Statement

As a basis for comments on the various main items of the income statement, please find below a comparison between July - September and January - September for 2004 and 2003 and January - December for 2003 and 2002:

Income statement analysis

                                        July 1-      July 1-       Jan 1 -      Jan 1 -      Jan 1 -      Jan 1 -
                                        Sept 30      Sept 30       Sept 30      Sept 30      Dec 31       Dec 31
SEK millions                             2004         2003          2004         2003         2003         2002
-------------------------------------------------------------------------------------------------------------------
Net sales                                 3,837.5      3,426.3     10,819.7      9,823.0     13,909.3     14,594.9

Adjusted gross profit                     1,348.7      1,318.9      3,949.8      3,850.8      5,235.8      5,651.7
- in % of net sales                          35.1         38.5         36.5         39.2         37.6         38.7

Expenses *                                 -863.1       -817.4     -2,527.4     -2,467.1     -3,310.6     -3,560.7
- in % of net sales                          22.5         23.9         23.4         25.1         23.8         24.4

Adjusted EBITDA                             485.6        501.5      1,422.4      1,383.7      1,925.2      2,091.0
- in % of net sales                          12.7         14.6         13.1         14.1         13.8         14.3

Depreciation                                -58.8        -70.7       -190.9       -217.6       -293.1       -331.3

Adjusted EBITA                              426.8        430.8      1,231.5      1,166.1      1,632.1      1,759.7
- in % of net sales                          11.1         12.6         11.4         11.9         11.7         12.1

Amortisation of goodwill **                -120.6       -124.1       -365.5       -369.6       -494.1       -506.7

Comparison distortion items                  47.5            -         34.0          3.6          5.6        -29.2
                                    -------------------------------------------------------------------------------

EBIT                                        353.7        306.7        900.0        800.1      1,143.6      1,223.8
-------------------------------------------------------------------------------------------------------------------

*   Excluding comparison distortion items
** Including amortisation of step-up values

The first nine months generated a gross profit of SEK 3,727.8 (3,622.4) million. Excluding the amortisation of SEK 222.0 (228.4) million on step up values, the adjusted gross profit is SEK 3,949.8 (3,850.8) million. This corresponds to 36.5 (39.2) percent of net sales.

Sales and administration expenses amounted to SEK 2,326.0 (2,269.4) million. Excluding exchange rate variations and the acquisition of bioKinetics, sales and administration expenses were 3.5 percent higher than the corresponding period last year, which is considerably less than the increase in sales volume.

The costs for research and development has amounted to SEK 288.0 (267.5) million, corresponding to 2.7 (2.7) percent of net sales.

Adjusted EBITDA amounted to SEK 1,422.4 (1,383.7) million for the first nine months. The adjusted EBITA amounted to SEK 1,231.5 (1,166.1) million. The adjusted EBITA

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 5 (15)


margin was 11.4 (11.9) percent. The adjusted result after tax, excluding amortisation of goodwill and step-up values and the corresponding tax, is SEK
6.59 (6.37) per share.

The result has been affected by comparison distortion items of SEK 34.0 (3.6) million. These are reported gross as a part of other operating income and other operating costs, see summary on page 12. During September 2004 the property in Kenosha, USA, has been divested for SEK 45.3 million with a realised loss of SEK -1.9 million. On July 7, 2004, the property in Madrid, Spain, was divested for SEK 265,1 million with a realised gain of SEK 49,4 million. The divestment of the Tri-Lad operations in Canada has generated a loss of SEK -15.0 million and the sale of a minor property in Brazil has resulted in a realised gain of SEK
1.5 million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                             July 1-      July 1-      Jan 1-       Jan 1-       Jan 1-       Jan 1-
                             Sept 30      Sept 30      Sept 30      Sept 30      Dec 31       Dec 31
SEK millions                  2004         2003         2004         2003         2003         2002
-------------------------------------------------------------------------------------------------------
Orders received               2,137.0      2,000.5      6,665.8      6,015.0      8,069.9      8,092.6
Order backlog *                                         2,092.1      1,677.2      1,598.9      1,564.5
Net sales                     2,105.0      1,981.2      6,086.2      5,751.1      7,841.8      8,129.6
Operating income                256.7        258.4        772.3        734.0      1,010.9      1,098.8
-------------------------------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 14.2 percent and net sales increased by 9.5 percent during the first nine months 2004 compared to the corresponding period last year.

All segments served by the Equipment division have developed strongly. The most significant growth is found within the "OEM" and "Marine & Diesel" segments. Parts & Service has continued to grow also in the first nine months of 2004.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The increase in operating income during the first nine months 2004 compared to the corresponding period 2003 is mainly due to higher gross margin, partly offset by a negative transaction impact from exchange rates.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 6 (15)


Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                             July 1-      July 1-      Jan 1-       Jan 1-       Jan 1-       Jan 1-
                             Sept 30      Sept 30      Sept 30      Sept 30      Dec 31       Dec 31
SEK millions                  2004         2003         2004         2003         2003         2002
-------------------------------------------------------------------------------------------------------
Orders received               1,728.3      1,433.0      5,257.6      4,312.0      5,990.6      6,488.1
Order backlog *                                         3,087.7      2,701.1      2,398.0      2,752.6
Net sales                     1,710.9      1,433.1      4,702.3      4,017.7      5,993.6      6,377.1
Operating income                174.3        131.5        351.5        260.4        351.5        537.5
-------------------------------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 26.8 percent and net sales increased by 22.0 percent during the first nine months 2004 compared to the corresponding period last year. Excluding the acquisition of bioKinetics, the corresponding figures are 23.7 percent and 16.1 percent.

All segments in the Process Technology division have reported a substantial increase in orders received compared to the first nine months 2003. The increase affects almost all the applications the division is working within. The growth has been largest within the "Process Industry" and "Energy & Environment" segments. Parts & Service shows a continued positive development.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The increase in operating income during the first nine months 2004 compared to the corresponding period 2003 is foremost due to higher gross margin, partly offset by a negative transaction impact from exchange rates.

Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                              July 1-       July 1-      Jan 1-       Jan 1-       Jan 1-       Jan 1-
                              Sept 30       Sept 30      Sept 30      Sept 30      Dec 31       Dec 31
SEK millions                   2004          2003         2004         2003         2003         2002
-------------------------------------------------------------------------------------------------------
Orders received                   0.8         29.4         46.0         67.7         84.8         94.1
Order backlog *                                            34.8         29.4         24.2         23.0
Net sales                        21.6         12.0         31.2         54.2         73.9         88.2
Operating income               -124.8        -83.2       -257.8       -197.9       -224.4       -383.3
-------------------------------------------------------------------------------------------------------

* At the end of the period.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 7 (15)


Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

Orders received increased in all regions during the first nine months 2004 compared to the corresponding period last year. The increase was largest in Asia, North America and Western Europe.

Order received

---------------------------------------------------------------------------------------------------------
Consolidated                  July 1-      July 1-      Jan 1 -      Jan 1 -      Jan 1 -      Jan 1 -
                              Sept 30      Sept 30      Sept 30      Sept 30      Dec 31        Dec 31
SEK millions                   2004         2003         2004         2003         2003          2002
---------------------------------------------------------------------------------------------------------
Customers in
  Sweden                         189.1        224.0        659.7        667.3        887.3         842.2
  Other EU                     1,321.0      1,236.5      4,422.2      3,819.2      5,143.3       5,374.3
  Other Europe                   302.6        269.9        941.1        883.3      1,234.5       1,167.8
  USA                            496.4        457.5      1,623.1      1,535.6      2,095.3       2,478.6
  Other North America             95.3         85.9        275.5        227.5        326.7         331.2
  Latin America                  173.3        178.5        444.8        424.4        560.8         667.6
  Africa                          38.7         60.9        113.0        115.9        177.7         132.7
  Asia                         1,178.5        885.3      3,271.9      2,532.1      3,463.2       3,342.6
  Oceania                         71.2         64.4        218.1        189.4        256.5         337.8
                         --------------------------------------------------------------------------------
Total                          3,866.1      3,462.9     11,969.4     10,394.7     14,145.3      14,674.8
---------------------------------------------------------------------------------------------------------

Net sales

The invoicing increased in all regions except Africa during the first nine months 2004 compared to the corresponding period last year. The most substantial increases are found in Central and Eastern Europe, North America and Asia.

Net sales

---------------------------------------------------------------------------------------------------------
Consolidated                  July 1-      July 1-      Jan 1 -      Jan 1 -      Jan 1 -      Jan 1 -
                              Sept 30      Sept 30      Sept 30      Sept 30      Dec 31        Dec 31
SEK millions                   2004         2003         2004         2003         2003          2002
---------------------------------------------------------------------------------------------------------
Customers in
  Sweden                         183.8        209.3        615.4        623.8        893.2         835.1
  Other EU                     1,453.3      1,285.1      4,113.2      3,752.1      5,186.4       5,343.4
  Other Europe                   296.3        277.6        871.2        743.6      1,118.7       1,116.2
  USA                            553.5        475.0      1,651.5      1,458.3      2,159.0       2,638.7
  Other North America             86.3         61.8        219.8        222.6        315.0         423.5
  Latin America                  139.4        143.1        393.5        399.3        553.6         626.7
  Africa                          43.2         42.8        117.6        108.5        182.7          69.6
  Asia                         1,012.2        876.5      2,614.6      2,336.8      3,242.6       3,287.9
  Oceania                         69.5         55.1        222.9        178.0        258.1         253.8
                         -------------------------------------------------------------------------------
Total                          3,837.5      3,426.3     10,819.7      9,823.0     13,909.3      14,594.9
---------------------------------------------------------------------------------------------------------

The values for the "Other EU" and "Other Europe" regions have been adjusted for all periods in order to reflect the extension of the European Union on May 1, 2004 with 10 new membership countries: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovak Republic and Slovenia.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 8 (15)


Consolidated financial result and net income

The financial net has amounted to SEK -136.4 (-218.7) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -31.3 (-102.0) million, interest on the bond loan of SEK -96.7 (-107.8) million and a net of dividends and other interest income and interest costs of SEK -8.4 (-8.9) million. The decrease in interests to the banking syndicate between 2004 and 2003 is due to the large amortisation during 2004 and the cancellation of the previous interest rate swaps that were requested by the first banking syndicate.

The net of realised and unrealised exchange rate differences amounts to SEK 3.2 (-41.0) million.

The result after financial items increased to SEK 766.8 (540.4) million.

Income taxes were SEK -290.3 (-143.6) million. The difference between the first nine months of 2004 and 2003 is primarily due to utilisation of loss carry forwards during 2003.

The parent company's result after financial items was SEK 514.3 (5.5) million, out of which net interests were SEK 14.4 (5.7) million, dividends SEK 500.0 (-) million and other administration costs the remaining SEK -0.1 (-0.2) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of September 30, 2004 named as co-defendant in a total of 158 asbestos-related lawsuits with a total of approximately 21,500 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defence costs.

During the third quarter 2004 Alfa Laval Inc has been named as co-defendant in an additional 29 lawsuits with a total of approximately 352 plaintiffs. During the third quarter 14 lawsuits involving approximately 30 plaintiffs have been resolved. This gives a grand total of 102 lawsuits that have been resolved. Alfa Laval has furthermore been dismissed from the proceedings in respect of 13 plaintiffs in ongoing multiple plaintiffs lawsuits.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                     Page 9 (15)


Cash flow

Cash flow from operating and investing activities was SEK 1,286.4 (830.0) million during the first nine months, out of which divestments generated cash of SEK 346.9 (31.0) million.

Working capital increased by SEK 252.8 (368.3) million during the first nine months.

Investments in fixed assets amounted to SEK 216.5 (122.9) million during the first nine months. Out of this, acquired product concessions were SEK 36.6 million. Depreciations, excluding allocated step up values, amounted to SEK
190.9 (217.6) million during the period.

Cash and bank

The Group's cash and bank amounted to SEK 531.8 (740.8) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits.

Borrowings and net debt

Debt table
---------------------------------------------------------------------------------------------------------
Consolidated
                                              September 30    September 30     December 31    December 31
SEK millions                                      2004            2003             2003           2002
---------------------------------------------------------------------------------------------------------

Credit institutions                                1,719.9        2,711.6         2,530.7        3,360.2
Bond loan                                          1,052.8        1,049.2         1,064.8        1,127.6

Capitalised financial leases                           8.6           18.6            13.6           24.7
Interest-bearing pension liabilities                   5.2            6.1             5.2            6.1
                                          ---------------------------------------------------------------

Total debt                                         2,786.5        3,785.5         3,614.3        4,518.7

Cash, bank and current deposits                      740.0        1,136.8         1,213.2        1,020.2
                                          ---------------------------------------------------------------

Net debt                                           2,046.5        2,648.7         2,401.1        3,498.5
---------------------------------------------------------------------------------------------------------

Cash, bank and current deposits include bank and other deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of SEK 161.7 (137.4) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

Since April 15, 2004 Alfa Laval has a new senior credit facility with a banking syndicate. The new multi currency revolving credit facility is USD 325 million and EUR 150 million, corresponding to SEK 3,748.1 million. At September 30, 2004, SEK 1,452.1 million of the facility are utilised. During the third quarter SEK 623.9 million were amortised. The new facility provides increased flexibility, improved terms and extended security of funding. The maturity of this facility is five years.

During the first nine months Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of SEK 11.4 (50.6) million. The difference between the

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                    Page 10 (15)


higher market value and the face value was SEK 1.8 (9.7) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group. Alfa Laval Special Finance AB's parent company Alfa Laval AB
(publ) is listed on the Stockholm Stock Exchange. Alfa Laval AB (publ) had 10,360 (6,079) shareholders on September 30, 2004. The two largest owners are Tetra Laval and Industri Kapital, where 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands and 8.5 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom.

Acquisitions and disposals

Alfa Laval made public in December 2003 that the company had decided to initiate new negotiations with the former owner of bioKinetics Inc. This decision was based on the fact that Alfa Laval suspected irregularities in the accounting of certain customer projects in the acquired US company. The parties were originally unable to resolve the matter, leading Alfa Laval to file a lawsuit against the former owner Kinetics Group Inc and certain individuals. On July 2, 2004 Alfa Laval announced that a settlement agreement had been reached between the parties. The terms of the agreement are confidential.

On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date was January 30, 2004. Tri-Lad Inc is selling equipment to the oil & gas industry and was a non-core activity within Alfa Laval. It has been up for sale since several years. The Tri-Lad property was sold effective on May 12, 2004. The divestment of the Tri-Lad operations has generated a loss of SEK -15.0 million.

Accounting principles

The same accounting principles and accounting estimates have been applied in the third quarter interim report 2004 as for the annual report for 2003, except that comparison distortion items now are reported included in each line in the income statement and specified in a note.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                    Page 11 (15)


CONSOLIDATED CASH-FLOW STATEMENTS

                                                              Jan 1 -       Jan 1 -         Jan 1 -       Jan 1 -
                                                              Sept 30       Sept 30         Dec 31         Dec 31
Amounts in SEK millions                                        2004           2003           2003           2002
------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                                 900.0         800.1        1,143.6       1,223.8
Adjustment for depreciation                                      556.4         587.2          787.2         838.0
Adjustment for other non-cash items                              -17.0          24.8           22.1          35.0
                                                         ---------------------------------------------------------
                                                               1,439.4       1,412.1        1,952.9       2,096.8

Taxes paid                                                      -203.1        -185.6         -268.6        -396.2

Cash flow from operations before
changes in working capital                                     1,236.3       1,226.5        1,684.3       1,700.6

Changes in working capital:
      (Increase)/decrease of current receivables                -189.3          32.8          -25.7         340.0
      (Increase)/decrease of inventories                        -543.7        -351.7          -17.2         140.4
      Increase/(decrease) of liabilities                         480.2         -49.4         -152.9        -134.2
                                                         ---------------------------------------------------------
                                                                -252.8        -368.3         -195.8         346.2

                                                         ---------------------------------------------------------
Cash flow from operating activities                              983.5         858.2        1,488.5       2,046.8
                                                         =========================================================

Cash flow from investing activities
Investments in fixed assets                                     -216.5        -122.9         -258.5        -276.7
Divestment of fixed assets                                       336.9          31.0           40.1         120.7
Additional purchase price                                         -9.5             -              -        -367.5
Acquisition of businesses                                            -         -50.9         -289.5        -135.7
Reduction of purchase price                                       61.2             -              -          81.6
Divestment of businesses                                          10.0             -              -             -
Provisions                                                       120.8         114.6           50.5          29.8
                                                         ---------------------------------------------------------
Cash flow from investing activities                              302.9         -28.2         -457.4        -547.8
                                                         =========================================================

Cash flow from financing activities
Financial net, paid                                             -123.1        -156.2         -237.1        -590.1
New issue of shares                                                  -             -              -         819.0
Paid group contribution                                         -613.4         -53.4          -53.4             -
(Increase)/decrease of other financial assets                    506.0          -3.7         -256.9         -84.2
Capitalised financing costs, acquisition loans                    -6.9             -              -         -39.7
Increase/(decrease) of liabilities to credit institutions     -1,081.0        -419.1         -454.8      -1,548.2
                                                         ---------------------------------------------------------
Cash flow from financing activities                           -1,318.4        -632.4       -1,002.2      -1,443.2
                                                         =========================================================

Net increase (decrease) in cash and bank                         -32.0         197.6           28.9          55.7

Cash and bank at the beginning of the year                       554.6         605.9          605.9         666.4
Translation difference in cash and bank                            9.2         -62.7          -80.2        -116.2

Cash and bank at the end of the period                           531.8         740.8          554.6         605.9
                                                         ---------------------------------------------------------

Free cash flow per share (SEK)*                                 157.05        101.33         125.88        286.66

Average number of shares**                                   8,191,000     8,191,000      8,191,000     5,229,137

* Free cash flow is the sum of cash flows from operating and investing activities.
** The average number of shares has been changed through new issue of shares.

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                    Page 12 (15)


CONSOLIDATED INCOME STATEMENT

                                               July 1-      July 1-       Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -
                                               Sept 30      Sept 30       Sept 30       Sept 30        Dec 31        Dec 31
Amounts in SEK millions                         2004          2003          2004          2003          2003          2002
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                      3,837.5       3,426.3      10,819.7       9,823.0      13,909.3      14,594.9
Cost of goods sold                            -2,561.6      -2,183.1      -7,091.9      -6,200.6      -8,976.3      -9,262.2
                                           ----------------------------------------------------------------------------------
Gross profit                                   1,275.9       1,243.2       3,727.8       3,622.4       4,933.0       5,332.7
-----------------------------------------------------------------------------------------------------------------------------
Sales costs                                     -534.1        -526.8      -1,647.1      -1,625.8      -2,245.8      -2,115.1
Administration costs                            -253.7        -194.6        -678.9        -643.6        -865.8      -1,026.8
Research and development costs                   -89.9         -79.5        -288.0        -267.5        -368.1        -355.2
Other operating income *                          84.8          35.9         212.2         171.0         248.0         282.7
Other operating costs *                          -81.5        -123.1        -282.5        -315.2        -366.4        -706.8
Amortisation of goodwill                         -47.8         -48.4        -143.5        -141.2        -191.3        -187.7
                                           ----------------------------------------------------------------------------------
Operating income                                 353.7         306.7         900.0         800.1       1,143.6       1,223.8
-----------------------------------------------------------------------------------------------------------------------------
Dividends                                          0.9           0.0           2.3           2.4           6.9           7.8
Interest income                                    7.0         145.2         101.7         259.0         267.5         322.7
Interest expense *                               -64.2        -262.1        -237.2        -521.1        -601.3      -1,094.2
                                           ----------------------------------------------------------------------------------
Result after financial items                     297.4         189.8         766.8         540.4         816.7         460.1
-----------------------------------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income            -9.8         -12.1         -32.1         -30.9         -41.6         -33.7
Taxes                                           -106.5         -43.1        -290.3        -143.6        -134.5        -218.2
                                           ----------------------------------------------------------------------------------
Net income for the year                          181.1         134.6         444.4         365.9         640.6         208.2
-----------------------------------------------------------------------------------------------------------------------------

Earnings per share (SEK)                         22.11         16.43         54.25         44.67         78.21         39.82

Average number of shares **                  8,191,000     8,191,000     8,191,000     8,191,000     8,191,000     5,229,137

* The line has been affected by comparison distortion items, see separate specification below.
** The average number of shares has been changed through new issue of shares.

Comparison distortion items

                                             July 1-        July 1-        Jan 1 -       Jan 1 -       Jan 1 -        Jan 1 -
                                             Sept 30        Sept 30        Sept 30       Sept 30       Dec 31         Dec 31
Amounts in SEK millions                       2004           2003           2004          2003          2003           2002
------------------------------------------------------------------------------------------------------------------------------
Operational
Other operating income                            35.4          35.9         161.3         167.4         242.4          268.7
Comparison distortion income                      49.4             -          50.9           3.6           5.6           14.0
                                        --------------------------------------------------------------------------------------
Total other operating income                      84.8          35.9         212.2         171.0         248.0          282.7

Other operating costs                            -79.6        -123.1        -265.6        -315.2        -366.4         -663.6
Comparison distortion costs                       -1.9             -         -16.9             -             -          -43.2
                                        --------------------------------------------------------------------------------------
Total other operating costs                      -81.5        -123.1        -282.5        -315.2        -366.4         -706.8

Financial
Interest expense                                 -64.2        -262.1        -237.2        -521.1        -601.3         -803.5
Comparison distortion costs                          -             -             -             -             -         -290.7
                                        --------------------------------------------------------------------------------------
Total interest expense                           -64.2        -262.1        -237.2        -521.1        -601.3       -1,094.2

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                    Page 13 (15)


In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis

                                           2004                             2003                                  2002
SEK millions                       Q3       Q2       Q1        Q4       Q3        Q2       Q1        Q4       Q3        Q2
-------------------------------------------------------------------------------------------------------------------------------

Net sales                        3,837.5   3,798.3  3,183.9   4,086.3  3,426.3   3,402.0  2,994.7   4,175.1  3,503.7   3,654.2

Adjusted gross profit            1,348.7   1,357.9  1,243.2   1,385.0  1,318.9   1,334.5  1,197.4   1,539.1  1,394.7   1,426.4
- in % of net sales                 35.1      35.8     39.0      33.9     38.5      39.2     40.0      36.9     39.8      39.0

Expenses *                        -863.1    -875.3   -789.0    -843.5   -817.4    -848.3   -801.4    -920.5   -902.6    -896.7
- in % of net sales                 22.5      23.0     24.8      20.6     23.9      24.9     26.8      22.1     25.8      24.6

Adjusted EBITDA                    485.6     482.6    454.2     541.5    501.5     486.2    396.0     618.6    492.1     529.7
- in % of net sales                 12.7      12.7     14.3      13.3     14.6      14.3     13.2      14.8     14.0      14.5

Depreciation                       -58.8     -63.6    -68.5     -75.5    -70.7     -72.2    -74.7     -81.8    -78.6     -83.1

Adjusted EBITA                     426.8     419.0    385.7     466.0    430.8     414.0    321.3     536.8    413.5     446.6
- in % of net sales                 11.1      11.0     12.1      11.4     12.6      12.2     10.7      12.8     11.8      12.2

Amortisation of goodwill **       -120.6    -121.1   -123.8    -124.5   -124.1    -121.8   -123.7    -125.9   -128.7    -125.7

Comparison distortion items         47.5       0.0    -13.5       2.0      0.0       0.0      3.6      -0.7     15.9       0.5
                                 ----------------------------------------------------------------------------------------------

EBIT                               353.7     297.9    248.4     343.5    306.7     292.2    201.2     410.2    300.7     321.4
-------------------------------------------------------------------------------------------------------------------------------

*   Excluding comparison distortion items
** Including amortisation of step-up values

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                    Page 14 (15)


CONSOLIDATED BALANCE SHEET

                                                                        Sept 30       Sept 30       Dec 31        Dec 31
Amounts in SEK millions                                                   2004          2003         2003          2002
---------------------------------------------------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                                                      3,934.4       4,213.1      4,200.0       4,703.3

   Property, plant and equipment                                          2,484.9       2,754.5      2,756.5       3,082.7

   Financial assets                                                         735.7         621.4        666.2         751.9

Current assets
   Inventories                                                            2,777.7       2,561.8      2,217.8       2,279.0

   Accounts receivable                                                    2,811.6       2,517.8      2,463.3       2,504.0

   Other receivables                                                        973.3         984.1      1,167.6       1,085.5

   Other current deposits                                                   208.2         396.0        658.6         414.3

   Cash and bank                                                            531.8         740.8        554.6         605.9

TOTAL ASSETS                                                             14,457.6      14,789.5     14,684.6      15,426.6
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                                      4,841.2       4,782.4      4,402.5       4,413.0

Minority interest                                                           130.6         116.9        104.2         108.2

Provisions for:
   Pensions and similar commitments                                         781.4         735.7        754.8         720.6
   Deferred taxes                                                           766.2         925.1        817.0         990.3
   Other                                                                    962.2         960.1        891.2         989.3
                                                                   --------------------------------------------------------
                                                                          2,509.8       2,620.9      2,463.0       2,700.2
Non-current liabilities:
   Liabilities to credit institutions                                     1,486.5       2,562.9      2,427.0       3,105.8
   Bond loan                                                              1,052.8       1,049.2      1,064.8       1,127.6
                                                                   --------------------------------------------------------
                                                                          2,539.3       3,612.1      3,491.8       4,233.4
Current liabilities:
   Liabilities to credit institutions                                       233.4         148.7        103.7         254.4

   Accounts payable                                                       1,267.8       1,019.0      1,199.4       1,173.2

   Advances from customers                                                  628.2         713.8        512.1         571.3

   Other liabilities                                                      2,307.3       1,775.7      2,407.9       1,972.9

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                               14,457.6      14,789.5     14,684.6      15,426.6
---------------------------------------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB         Interim report July 1 - September 30, 2004
                                                                    Page 15 (15)


CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions

-----------------------------------------------------------------------------------------------------------------
                                                       Jan 1 -         Jan 1 -          Jan 1 -         Jan 1 -
                                                       Sept 30         Sept 30          Dec 31           Dec 31
                                                        2004             2003            2003             2002
-----------------------------------------------------------------------------------------------------------------
At the beginning of the period                          4,402.5         4,413.0          4,413.0         3,628.9
New issue of shares                                           -               -                -           819.0
Group contribution                                            -               -           -613.4           -53.4
Translation difference                                     -5.7             3.5            -37.7          -189.7
Net income for the period                                 444.4           365.9            640.6           208.2
                                              -------------------------------------------------------------------
At the end of the period                                4,841.2         4,782.4          4,402.5         4,413.0
-----------------------------------------------------------------------------------------------------------------

The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                           Alfa Laval Special Finance AB


Date:  October 21, 2004                    By:  /s/ Thomas Thuresson
                                                --------------------
                                                 Thomas Thuresson
                                                 Chief Financial Officer